Reporting Person: Figliolini, John
                  P.O. Box 392
                  Wainscott, New York 11975

Name of Issuer:   Receivable Acquisition & Management Corp.

Date of
Transaction:      April 20, 2004 (1)

(1) Gives effect to 1 for 15 reverse stock split duly authorized by shareholders at annual meeting of April 20, 2004.

(J)(2) On July 28, 2003, a U.S. Bankruptcy judge for the U.S. Bankruptcy Court for the Eastern District of New York confirmed the Plan of Reorganization of Feminique Corporation (the "Plan"). In September, 2003, as part of the Plan, Matterhorn Holdings, Inc., owned 100% of the outstanding shares. Matterhorn Holdings, Inc. made a cash contribution of $7,178 necessary to fund payments to administrative and priority creditors. The Issuer, under its former name of Feminique Corporation, was to issue 28,311,830 shares of its Common Stock at a price of $.00025 per share. Unfortunately the Issuer had only 23,344,085 shares of its Common Stock available for issuance at that time. Matterhorn Holdings, Inc. deferred receipt of the 3,323,296 shares until such number of shares were authorized and available for issuance. Pursuant to special shareholder meeting of February 6, 2004, the authorized number of shares of Common Stock were increased to 75,000,000 shares. After issuing 23,344,085 shares to unsecured creditors under the Plan, the Issuer issued 1,661,648 shares of Common Stock to Matterhorn Holdings, Inc. On April 20, 2004, the balance of 1,661,648 shares (110,777 post-split shares) were issued after the shareholders authorized a further increase in the authorized shares and a 1 for 15 reverse split stock.